UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WRIT MEDIA GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001
(Title of Class of Securities)

982549107
(CUSIP Number)

Eric Mitchell, President
WRIT Media Group, Inc.
8200 Wilshire Blvd., Suite 200
Beverly Hills, CA 90211
310-461-3737
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982549107	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIC MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,741,963 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,389,223 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,223 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% of common stock
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 1,379,223 common shares plus 10,000 Series A preferred shares. The preferred shares have voting rights equal to 57,362,740 common shares.

(2) Consists of 1,379,223 common shares plus 10,000 Series A preferred shares

CUSIP No. 982549107	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.00001 (the “Common Stock”) of WRIT Media Group, Inc., a Delaware Corporation (the “Issuer”), with principal executive offices located at 8200 Wilshire Blvd., Suite 200, Beverly Hills, CA 90211.

Item 2. Identity and Background.

(a)	Eric Mitchell, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is 8200 Wilshire Blvd., Suite 200, Beverly Hills, CA 90211.

(c)	The Reporting Person is Sole Director, President, CEO, CFO and Treasurer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On March 5, 2013 the Issuer sold and issued 117,120,000 shares of common stock as described above in exchange for services (in lieu of salary). On August 28, 2013 the Issuer sold and issued 194,470,000 shares of common stock as described above in exchange for services (in lieu of salary). On February 5, 2014 the Issuer sold and issued 1,067,633 shares of common stock as described above in exchange for services (in lieu of salary). On June 2, 2014, the Issuer sold and issued 10,000 shares of preferred stock as described above in exchange for cash. The sale and issuance of the shares was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. The Reporting Person had acquired the shares for investment and not with a view to distribution to the public.

Item 4. Purpose of Transaction.

The Reporting Person entered into the purchase of preferred shares as described in Item 3 above in order to acquire a controlling interest in the Issuer and entered into the purchase of common shares as described in Item 3 above for investment purposes.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

CUSIP No. 982549107	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person beneficially owns 1,379,223 shares of the Issuer’s Common Stock, which represents approximately 9.6% of all common shares, based on 14,340,695 shares of common stock outstanding as of June 4, 2014.

(b)
The Reporting Person may be deemed to hold sole voting and dispositive power over 58,741,963 shares of Common Stock, consisting of 1,379,223 shares of Common Stock and 10,000 shares of Series A Preferred Stock, which in the aggregate has a voting power equal to 57,362,740 shares of Common Stock.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 1,379,223 shares of Common Stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above there are no contracts, agreements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 982549107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WRIT MEDIA GROUP, INC.

Date: June 3, 2014	By:	/s/ Eric Mitchell
Eric Mitchell
President